[BAKER & HOSTETLER LETTERHEAD]

 July 24, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re:           Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)
Form 10-KSB for the Fiscal Year Ended
December 31, 2007
Form 10-K for the Fiscal year Ended
December 31, 2008
(File No. 0-30995)

Dear Mr. Mancuso:

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated May 26, 2009 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (File No. 333-132929) which was filed on May 7, 2009.  The Company also has responded to the Comment Letter by the filing of the Pre-Effective Amendment No. 8 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission.  The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Form S-1 Amendment

Fee Table

1.
Please tell us why you added additional shares to this transaction, why you believe the addition was appropriate at this time, and why you did not calculate an additional fee for the additional shares.

The Company added additional shares underlying warrants which were issued in the private placements which relate to the Registration Statement.  These shares include Detlef Rostock (20,000 shares), Robocheyne Consulting Ltd. (100,000 shares) and SLP Investments Ltd. (16,667 shares).  The Company had requested the purchasers in these private placements to provide the Company with information requested by the SEC to include in the Selling Stockholders table.  These stockholders recently provided the requested information, and the Company has now included their shares in the Registration Statement.  Therefore, the inclusion of such shares in the Registration Statement is appropriate at this time.  Further, the Company noted an inadvertent error in the number of shares being registered by another stockholder, AGF Canadian Growth Equity, and corrected that number.

The Company calculated an additional fee for the registration of the additional shares in the fee table and gave effect to the adjustment for the correction noted above.  In Amendment No. 6 to the Registration Statement, the prior number of shares being registered, the aggregate offering price and the registration fee were 3,115,978, $10,750,124 and $330.03, respectively.  The revised corresponding numbers and amounts in Amendment No. 7 were 3,225,645, $11,128,475 and $341.64, respectively.

Our Rights under the Searchlight Claims, page 8

2.	We reissue prior comment 2 in part. Please clarify:

•	whether “the eight locators” were the prior owners who conveyed the claims to you;

In response to your comments, the Company has inserted language in the risk factor, at page 9 of the Registration Statement, to the effect that the Searchlight Claims were assigned to the Company by the original locators of the claims.

•	why you do not know whether there was a discovery made before those locators conveyed the claim;

In response to your comments, the Company has inserted language in the risk factor, at pages 9-10 of the Registration Statement, which clarifies the concept of “discovery” as a legal standard, and not subject to “knowledge,” and further clarifies why the Company believes that it has a valid basis to assert that it has satisfied the criteria for a “discovery.”

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

•
why your belief that you have made a discovery on the property is relevant to the issue of the claims being “imploded” if, as it appears from your disclosure, the prior owners had to make the discovery to prevent the implosion;

In response to your comments, the Company has inserted language in the risk factor, at pages 9-10 of the Registration Statement, which clarifies that the issue of “discovery” is always potentially open to challenge by the BLM and the potential impact of such a challenge with respect to the potential implosion of the claim to a 10-acre area.  Further, as noted above, the Company has clarified in the Registration Statement why it believes that it has established a “discovery.”

•	why the discoveries on your claims have not “imploded” the claims to 20 acres; and,

In response to your comments, the Company has inserted language in the risk factor, at pages 9-10 of the Registration Statement, which clarifies that the claims would only implode if there was a successful challenge by the BLM as to the issue of discovery with respect to the claims.

•	whether you have adequate discovery under Bureau of Land Management standards to maintain each claim, including the 142 “double-staking” claims.

In response to your comments, the Company has inserted language in the risk factor, at pages 9-10 of the Registration Statement, which clarifies the concept of “discovery” as a legal standard, and not subject to “knowledge,” and further clarifies why the Company believes that it has a valid basis to assert that it has satisfied the criteria for a “discovery.”  Further, the Company has inserted language in the risk factor, at page 9 of the Registration Statement, which clarifies that the issue of “discovery” is always potentially open to challenge by the BLM and the potential impact of such a challenge with respect to the potential implosion of the claim to a 10-acre area.

3.	It is unclear how you responded to the final sentence of the prior comment 2, which we reissue.

In response to your comments, the Company has decided to delete the language, which is the subject of the final sentence of prior Comment 2, in the risk factor on pages 9-10 entitled “Our rights under the Searchlight Claims may be difficult to retain and may not apply to all metals and minerals located on the Searchlight property.”  The Company has decided to delete such language because the specific risks attendant to the Company which are contemplated by the general concept of the risk related to that language are sufficiently covered in the balance of that risk factor and also in the risk factor on pages 14-15 entitled “As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated cost of our exploration program.”  The deleted language does not include any specific or additional material risks attendant to the Company and its operations.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Selling Stockholders, page 21

4.	Please tell us the reasons for the differences in Mr. Oring’s current beneficial ownership as disclosed here and on page 106.

In response to your comments, the Company has revised and updated the beneficial ownership number for Mr. Oring in the Selling Stockholders table at page 26 to correspond to his beneficial ownership disclosure at page 115 in the beneficial ownership table.

Plan of Distribution. Page 27

5.	Refer to footnotes 34 and 35 on page 26. Please tell us why Stuart G. Potter is not addressed in the last paragraph of this section.

In response to your comments, the Company has revised the disclosure at page 30 of the section entitled “Plan of Distribution” to include Mr. Potter in the last paragraph of that section.

Searchlight Gold Project, page 33

6.	Please provide us a copy of the April 16, 2009 comments from the Bureau of Land Management and any subsequent correspondence between you and the Bureau of Land Management.

In response to your comments, the Company has attached a copy of the April 16, 2009 comments from the BLM, together with the Company’s response letter, dated May 12, 2009, a further comment letter from the BLM, dated June 3, 2009, and the Company’s further response letter, dated July 2, 2009.

Anticipated Cash Requirements, page 36 and Cash Flows, page 48

7.
We note the discussion on page 36 that over the next twelve months you anticipate the minimum cash requirements for funding your proposed exploration and development program and your continued operations will be approximately $5.3 million.  We also note that you had cash reserves in the amount of approximately $4 million at April 30, 2009.  Please revise to disclose specific plans to raise the funding necessary for your anticipated plan of operations and the impact if you are unable to raise this funding.

In response to your comments, the Company has revised and updated the disclosure at pages 39-40 of the section entitled “Anticipated Cash Requirements.”  As noted in the disclosure, the Company does not have any specific plans to raise the necessary funding at this time.  The Company is exploring options for potential financings. However, until a specific transaction closes for such a financing, any disclosure of a specific plan which may be in progress may not be appropriate.  The Company has added disclosure at page 40 which relates to the impact of the company’s inability to raise a financing.  Such disclosure previously has been set forth at: (i) pages 5-7 in the risk factor entitled “We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease exploration activities if we do not obtain additional financing, and our business will fail,” and (ii) at pages 53-55 of the section entitled “Cash Flows.”

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Weakness in Internal Control over Financial Reporting, page 40

8.
We note your discussion on page 40 that you determined that the control deficiency which resulted in the restatements was management’s failure to consult an outside expert regarding the initial accounting for certain complex transactions.  Please tell us how you determined that this was the control deficiency which represented the material weaknesses in internal control over financial reporting.  Please refer to Rule 1.02 of Regulation S-X and PCAOB Standard No. 5.

According to Rule 1.02 of Reg S-X, a material weakness means a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the registrant's annual or interim financial statements will not be prevented or detected on a timely basis.  According to PCAOB Standard No. 5, Appendix A3, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.  Specifically, a deficiency in design exists when a control necessary to meet the control objective (i.e. proper accounting of a complex transaction) is missing.

Management of the Company believes that the “missing” control was a management policy to consult outside experts on complex accounting issues.  If such a policy were in place, then prior to recording such transactions, management would have sought an outside expert to determine the appropriate acquisition accounting method required to record the 2007 acquisition of Transylvania, as well as the proper method for accounting for income taxes related to the purchase accounting treatment of the acquisition of the Clarkdale Slag Project, and the resultant computation of future deferred income tax liability assumed.

Instead, management booked such complex transactions as it believed to be appropriate.  Then, in the course of responding to the Commission’s comment letters to the Registration Statement, management retained an outside expert (a third party financial consultant) to advise the Company on whether the proper initial accounting treatment for such complex transactions had been used.  Based on the advice from the outside expert, management was able to restate and properly account for the above complex transactions and meet the "control objective."

Thus, management determined that consultation of an outside expert regarding the initial accounting for certain complex transactions was the deficiency which represented the material weaknesses in internal control over financial reporting.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

9.
We note your reference on page 41 to your auditor’s report regarding your internal control over financial reporting.  Please tell us how you have concluded that investors can evaluate the significance of that disclosure without disclosure of what the report says.  Also, note Rule 436.

In response to your comments, the Company has included the text of the report on the Company’s internal control over financial reporting of Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation, an independent registered public accounting firm, which had audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  The text of that report was also included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.  The Company has also filed the consent of such firm with respect to the use of the report in the Registration Statement.

Operating Expenses, page 42

10.
Please expand your disclosure in response to prior comment 5 to clarify whether the payment to Cupit, Milligan was provided for any services provided by your CFO and whether Mr. Williams directly or indirectly received any of the payment.

In response to your comments, the Company has revised and updated the disclosure at: (i) pages 46 and 48 of the sections entitled “Operating Expenses” for the years ended December 31, 2008, 2007 and 2006 and the three months ended March 31, 2009 and 2008, respectively, and (ii) page 103 of the section entitled “Summary Compensation Table” and in the related footnote for Mr. Williams.

Clarkdale Slag Project, page 56

11.
We note your response to prior comment 8.  It is unclear where you addressed the last sentence which we reissue.  Tell us about each of the owners of the slag pile since it was created and what you know about why their efforts to extract metals from the slag were not pursued.

As noted in the response to prior Comment 8, the Company has revised and clarified the disclosure in the Registration Statement to focus on the expertise and financial capability of Transylvania International, Inc., the prior owners of the Clarkdale property during the period from 1983 until 2007.  One of the Company’s current directors, Harry B. Crockett, was formerly one of the owners of Transylvania prior to its acquisition by the Company.  As a result, the Company has obtained its understanding of Transylvania’s operations concerning the Clarkdale Slag Pile from Mr. Crockett.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

The Company does not have any specific information regarding efforts (or the lack of efforts) of owners of the Clarkdale Slag Pile prior to Transylvania and prior to 1983 with respect to attempts to extract metals from the slag material.  The Company has revised the disclosure at page 62 of the section entitled “Background and Plan of Operation” accordingly.  The Company has limited the discussion regarding any such efforts by prior owners to Transylvania during the period from 1983 to 2007.

12.
Refer to the second paragraph on page 57.  Please provide us copies of each of the reports identified in this section clearly marking where they conclude that “precious metals existed in potentially economic quantities.”

In response to your comments, the Company did not intend to state the any of the reports had expressly “concluded” that “precious metals existed in potentially economic quantities.”  Instead, the Company had stated that the results from these studies and tests “indicated” that precious metals existed in potentially economic quantities, but that there could be no assurances that the Company would be able to develop the project on an economical basis.  Rather than modifying the language of the disclosure, the Company has decided to delete the language, which is the subject of this Comment 12.

13.	Refer to the first paragraph on page 58. With a view toward clarified disclosure, please tell us.

•	whether your operating results to date confirm the results of the tests mentioned in the second paragraph on page 57 regarding economic feasibility;
•	why you need a third party to confirm your own operating results;
•	when you engaged the third party to confirm your operating results and when you expect the confirmation to be complete;
•	whether the third-party test to analyze your operating results will address economic feasibility of the project; and
•	the price of gold and silver on which you base economic feasibility determinations.

In response to your comments, as noted in the response to Comment 12, the Company has decided to delete the language, which is the subject of Comment 12.  Further, as noted in the prior disclosure on former page 57, the Company had stated that that there could be no assurances that the Company would be able to develop the project on an economical basis.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Further, in response to your comments, the Company has revised the disclosure at page 63 of the section entitled “Background and Plan of Operation.”  The Company engaged Mountain States, an independent engineering firm, to perform the study on May 6, 2009.  The Mountain States study will analyze the process of the recovery of precious metals from the slag material by the production module, but will not address the economic feasibility of the Clarkdale Slag Project.  As the study will not be making conclusions about the economic feasibility of the Clarkdale Slag Project, the prices of gold and silver are not relevant to the study at this time.  The Company believes that engaging an independent third party study will provide an independent level of analysis of the Company’s internal testing of the Clarkdale Slag Project.  The Company intends to release the results of the study when it is completed.  Originally, the Company thought that the program would take about 6 weeks to complete, but the Company is now expecting that the study will be completed in July 2009 and may take up to an additional month to complete than the six weeks originally anticipated.  The Company does not believe that the additional month delay will have a material effect on the Clarkdale Slag Project.

Clarkdale Slag Project, page 68

14.
With a view toward clarified disclosure regarding the $6,000,000 additional funds mentioned here and elsewhere in your document, please tell us whether that figure includes the $3,500,000 and $1,200,000 mentioned in the last paragraph on page 69.  Also, given the last sentence on page 69, please disclose this issue as a separate risk factor.

In response to your comments, the Company has revised and updated the disclosure at: (i) page 36 of the section entitled “Executive Overview-Clarkdale Slag Project,” (ii) page 54 of the section entitled “Cash Flows,” and (iii) page 64 of the section entitled “Clarkdale Slag Project” to address the issue relating to the cash requirements relating to the road.  Further, the Company has added a new risk factor relating to such cash requirements at pages 12-13 of the Risk Factor section.

Management, page 81

15.
We note your response to prior comment 12.  Please provide us all information required by Regulation S-K Item 401(c) as if Dr. Charles Ager were a significant employee.  Also, provide us your analysis of how the nature of Dr. Ager’s role with Searchlight would not require disclosure of this information.

In response to your comments, the Company has added certain biographical information regarding Dr. Ager at page 90 in the section entitled “Management – Consultants,” in accordance with Regulation S-K Item 401(c)(3), as if Dr. Ager were a significant employee of the Company.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Related-Party Transactions Policy, page 86

16.	Regarding your response to prior comment 22:

•	Please reconcile the “known by us” qualifier in your first bullet list with Item 404 on which you appear to say the definition is based.
•	Please clarify how the factors mentioned on page 87 and 88 are applied. For example, will every transaction that would impair independence be rejected?

In response to your comments, with respect to the first portion of Comment 16, in the Company’s prior disclosure regarding its Related Party Transactions Policy, the Company had defined the term “related party” as follows (emphasis added):

•	a director (which term when used herein includes any director nominee);
•	an executive officer;
•	a person known by us to be the beneficial owner of more than 5% of our common stock;
•	an entity which is owned or controlled by a person listed above, or an entity in which a person listed above has a substantial ownership interest or control of such entity; or
•	a person known by us to be an immediate family member of any of the foregoing.

With respect to the first use of the “known by us” qualifier in the third bullet point, section 1(b)(i) of the Instructions to Item 404(a) provides that the term “related person” means a security holder covered by Item 403(a) (§229.403(a)).  Item 403(a), in turn, covers “any person (including any ‘group’ as that term is used in section 13(d)(3) of the Exchange Act) who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant’s voting securities.”  (Emphasis added.)  Thus, the “known by us” qualifier, as utilized in the third bullet point and in the policy, properly tracks the language of Item 403(a).

However, with respect to the second use of the “known by us” qualifier in the fifth bullet point, the Company has removed the “known by us” qualifier in the policy, and accordingly has removed the “known by us” qualifier in the fifth bullet point at page 94 of the Registration Statement.  A revised version of the policy has been filed concurrently with Amendment No. 8 to the Registration Statement.

Further, with respect to the second portion of Comment 16, the Company has revised the disclosure at pages 93-95 of the section entitled “Related Party Transactions Policy” to clarify the factors mentioned on that page and referenced in the Staff’s comments, as well as to discuss the analysis of whether every transaction that would impair independence might be rejected.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Compliance with Section 16, page 89

17.	Regarding your response to prior comment 7:

•	We note your disclosure that Nanominerals remains delinquent. Therefore, we reissue the first bullet point of the prior comment.
•	Your response to the second bullet point of the prior comment does not appear to address all of the securities issued in the transaction; therefore, we reissue that bullet point.

In response to your comments, the Company has revised the disclosure at pages 96-97 of the section entitled “Compliance with Section 16 of the Securities Exchange Act of 1934” to indicate that the Company believes that Nanominerals is current in its Section 16 filings.  Also, see response to Comment 18 below.

The Company notes that the securities addressed in the second bullet point to prior Comment 7 cover the securities issued to Harry B. Crockett, who is a director of the Company.  The balance of the securities issued in the transaction were issued to another former stockholder of Transylvania Inc., who is not and has never been a director, officer or affiliate of the Company, and therefore, the Section 16 issue is not applicable to those shares.

18.
Regarding each event of non-compliance that you mention here, please tell us the date of the transaction that was not reported, the nature of the transaction, the number of securities involved in the transaction, the consideration involved, and the date that the corrected form was filed.  Also tell us the date of the Section 16 report that you believe reflects the current securities ownership of your affiliates.

In response to your comments, the Company has prepared a chart which addresses the issues related to Section 16 transactions raised by the comments set forth above.  Please note that K. Ian Matheson no longer is a 10% or greater stockholder and that his latest Section 16 report was filed on Form 4 on may 22, 2009.  The chart is attached to this letter.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Executive Compensation, page 89

Compensation Analysis and Discussion, page 89

2008 Executive Officer Compensation Components, page 91

19.
Please expand your disclosure in response to prior comments 18 and 19 to clarify how the factors you cite generated the specific percentage increase for each individual.  Also, address each of the questions in prior comment 19.

In response to your comments, the Company has revised and clarified the disclosure at page 99 in the section entitled “2008 Executive Officer Compensation Components-Base Salary.”

Further, in response to prior comments 18 and 19, the Compensation Committee determined that in connection with the closing of the acquisition of 100% of the Clarkdale Slag Project and as a result of the increase in the scope of responsibilities of the executives of the Company during 2007, it was appropriate to "realign salaries with market levels."  The increase in the scope of responsibilities during 2007 included the additional work performed and to be performed by the executives to acquire 100% of the Clarkdale Slag Project, design and engineer the Company's first production module, conduct multiple financings, and supervise an increased number of employees.  During its review of the peer group, the Compensation Committee decided to increase the salaries of the executive officers to reduce the size of the disparity between the compensation paid to the Company’s executive officers and the compensation paid to the executive officers in the peer group.  The realignment resulted in different changes in percentage increases among the Company’s executive officers because not all of the executives required the same percentage increase to narrow the gap between the Company’s officers’ salaries and the salaries for comparable executives in the peer group.  The Compensation Committee was focused on bringing the dollar amount of the Company’s executives’ salaries closer to the peer group, not on increasing the salaries at the same rate as the percentage increase of market salaries.  As such, market salaries increased at a lower percentage rate than the Company’s executives’ salaries.  The Compensation Committee did not have a specific formula to determine the amount of the executive compensation or the specific increases for each individual executive.  The Company’s executives’ salaries were subjectively determined in the discretion of the Compensation Committee, taking into account the foregoing factors.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Tax and Accounting Treatment of Compensation, page 93

20.
We note your response to prior comment 21 and reissue it.  Please revise to explain clearly how the selected tax issues you present here affect your compensation programs and decisions given your disclosure regarding the types and levels of your executives’ compensation.  For example, which of your programs are subject to Section 409A and what have you done to structure those programs accordingly?

In response to your comments, the Company has revised and clarified the disclosure at pages 101-102 in the section entitled “Tax and Accounting Treatment of Compensation.”

Certain Relationships and Related Transactions, page 98

21.
Please clarify when your current policy for reviewing and approving related-party transactions was instituted.  Further, clarify, where true, that the historic transactions described in this section were not subject to similar procedures.

In response to your comment, the Company has revised and clarified the disclosure at page 107 in the section entitled “Certain Relationships and Related Transactions.”

22.	We note your response to prior comment 23 and reissue it. Please provide the table requested, addressing all applicable transactions, including those involving Mr. Matheson.

In response to your comments, the Company has prepared a chart which addresses the issues related to related party transactions raised by the comments set forth above.  Please note that K. Ian Matheson no longer is a 10% or greater stockholder and that his latest Section 16 report was filed on Form 4 on may 22, 2009.  The chart is attached to this letter.

Financial Statements, page F-1

23.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.

In response to your comments, the Company has updated the financial statements as required by Rule 3-12 of Regulation S-X.

24.	We note that you continue to label the 2006 and 2007 financial statements as restated. Please tell us why you no longer continue to label the inception to date information as restated.

In response to your comments, the financial statements do not include any information labeled as “restated”.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Report of Independent Registered Public Accounting Firm, page F-2

25.
We note that you have included the inception to date information on the statements of operations, stockholders’ equity and cash flows as required by SFAS 7, but that the audit report does not opine on this information.  Additionally, we note that this information was audited in Amendment No. 6 to your Form S-1.  Please explain to us why you are no longer providing an audit report on the inception to date information.

In response to your comments, the Company has provided an audit report on the inception to date information.

Note 1. Impairment of Long-Lived Assets, page F-14

Note 4. Mineral Properties, page F-24

26.
We note your response to comment 29.  Please tell us how the assumptions and expectations that were used to value the Searchlight Gold Project at the date of acquisition were impacted by the delay resulting from the BLM decision.  In addition, we note that your new plan of operations is to “continue to pursue the permits to drill on the project area and forgo the 36-acre pit until a later date.”  Please tell us how this change in your plans impacts the initial valuation of this property and your original proposed milestones, such as those discussed on page 44 of the Form SB-2 filed June 15, 2007.

The Company has combined the response to Comments 26 and 27 below within the response to Comment 27.

27.
In addition, please tell us how you have complied with the requirements of paragraph 8.c. of SFAS 144 and the reason that you do not believe that the delay resulting from the BLM decision would represent a significant adverse change in legal factors or the business climate, or an adverse action by a regulator that could impact the value of the long-lived asset.

Underlying Value of the Searchlight Claims

The assumptions and expectations that were used to record the purchase price of the Searchlight Gold Project at the date of acquisition, and subsequent issuances of shares for the acquisition, were not impacted by the delay resulting from the BLM’s suspension of the prior Plan of Operations and the Company’s decision to submit a new Plan of Operations to the BLM.  Further, the delay resulting from the BLM suspension did not constitute a significant adverse change in legal factors or the business climate, or an adverse action or assessment by a regulator that could affect the carrying value of the Searchlight Gold Project as defined in paragraph 8.c. of SFAS 144.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

In light of the Company’s long term plan ultimately to extract and commercialize any minerals that might be in the property which is the subject of the Searchlight Claims, the Company views the actions of the BLM in suspending the prior Plan of Operations as not a significant change in legal factors, but rather a procedural step which may be remedied.  The Company believes the actions of the BLM are insignificant to the Company for the following reasons:

1.  In contrast to the time frame of the overall Searchlight Gold Project, the delay resulting from the BLM’s suspension is not significant.  The prior Plan of Operations, as originally obtained by the prior owners of the Searchlight Claims, would not have allowed the Company to extract and commercialize any minerals found on the claims, in and of itself.  The prior Plan of Operations only provided for the drilling of 18 test holes throughout the Searchlight Claims and for digging and mining a 36 acre pit.  Any further drilling or development of the Searchlight Claims would require the Company to obtain an additional or amended Plan of Operations.

As part of its overall business plan for the Searchlight Gold Project, the Company anticipated that the Searchlight Gold Project, as a whole, would take an extensive period of time to commercialize.  Conducting the initial 18 hole drilling program is only one step in the Company’s exploration drilling program, and the Company’s exploration drilling program is only one part of a much longer process of the development of the overall project.  As disclosed in the Company’s Form SB-2 filed on June 15, 2007, the Company’s then anticipated twelve month work plan for the Searchlight Gold Project was to conduct a both a metallurgical testing program and a drilling and pre-feasibility program as follows:

Work

1. Metallurgical Testing Program
• Continue independent metallurgical testing program, bulk sampling, concentration, milling, leaching and extraction tests to optimize recovery of precious metals
• Update independent engineering report with results from metallurgical testing program

2. Drilling and Pre-Feasibility Program
• Permitted to drill 18 holes
• Chain-of-custody independent oversight of drilling program by qualified engineering firm, including sampling and assaying drill hole material
• Independent engineering report outlining drilling program results, reserve estimation, pilot plant tests and pre-feasibility study

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

While the drilling program has not begun, the metallurgical testing program on the surface samples has been and continues to be conducted.  Results from the metallurgical testing conducted thus far at the Searchlight Gold Project have been disclosed on pages 80-82 of the Registration Statement, and have been provided to the Commission as confidential information on December 23, 2008.

The Company’s current twelve month work plan, as disclosed on page 80 of the Registration Statement, is to continue its metallurgical testing program, and to obtain a permit to drill 18 holes.  The Company intends to conduct its drilling program upon receipt of a permit to drill from the BLM.  The Company anticipates that once authorized, the 18 hole drilling program will take a minimum of three months to complete once it begins to drill.  However, the Company has been able to conduct its metallurgical testing program during the suspension period on a parallel track from previously obtained samples, and that aspect of the Searchlight Gold Project has not been interrupted.  Even at such time as the 18 hole drilling program may commence, it is likely that the Company’s metallurgical testing program on the surface samples will continue.

The Company also notes the continued communication between the BLM and the Company with respect to the review process for the Company’s new Plan of Operations and that the BLM has given no indication that this Plan of Operations will be rejected.  Further, the Company notes that even if the proposed 18 hole drilling program is implemented, it is likely that the Company will need to expand its drilling program and to implement the balance of its overall business plan.  Thus, the current delay in the Company’s drilling program has not  resulted in a delay of other progress toward the implementation of the overall business plan and does not constitute a material delay toward the implementation of the overall business plan, given the anticipated lengthy period necessary to achieve the overall business plan.

Furthermore, once the drilling of the 18 holes is complete, the Company will conduct additional metallurgical tests on the materials obtained from such drilling.  Based on such test results, the Company may then apply to the BLM for an additional or amended Plan of Operations to drill additional holes for further testing.  The Company will not be able to determine whether an additional or amended Plan of Operations is required, or what the contents of such a Plan of Operations should be, until the testing on the initial 18 holes is completed.  This process could be repeated several times.

Although the Company was not able to drill the initial 18 holes in 2007, as previously anticipated as a result of the BLM’s suspension of the original Plan of Operations, the delay has not been significant in contrast to the Company’s overall business plan, or even in its exploration drilling program, given that the exploration drilling program itself is comprised of a number of different steps, and may take an extensive period of time.

Finally, built into the Company’s assumptions of the project as a whole, the Company anticipated that there would be a number of possible delays resulting from various factors, including, but not limited to its ability to obtain financing, the fluctuation in the price of gold and regulatory matters.  Thus, a delay of this nature is not significant to the overall project.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

2.  The BLM suspension was not directed against the Company.  The adverse regulatory action taken by the BLM was against certain of the prior owners of the Searchlight Claims, not against the Company.  At the time that the Company learned about the suspension, the Company discussed the matter with various consultants, and determined that there was no indication that the suspension of the prior claim owner’s Plan of Operations would ultimately hinder the Company’s ability to: (i) obtain a Plan of Operations for the Searchlight Gold Project in the Company’s name; and (ii) move forward with the Searchlight Gold Project.  Subsequently, the Company retained consultants familiar with the BLM process to assist the Company in applying for a new Plan of Operations in its own name.

3.  The BLM suspension has not prevented the Company from moving forward with its exploration and testing program.  Although the Company initially believed that it would be able to drill under the original Plan of Operations in 2007, the delay in drilling while it sought approval for its new Plan of Operations has not halted the Company from material operations in the form of metallurgical testing of surface samples collected under casual use activities under the Company’s overall business plan.  The Company now believes that it may be able to begin drilling as early as 2010, although there can be no assurances as to how quickly the BLM will approve of its proposed Plan of Operations, or whether the BLM will approve of the Plan of Operations at all.

4.  Based on conversations and correspondence with the BLM, the Company believes that the BLM will ultimately approve the Company’s Plan of Operations.  The Company has made progress in the comment process with the BLM towards obtaining approval of its Plan of Operations.  In addition, at this time, the BLM has not given the Company any indication that it will ultimately deny the Company’s request for approval of its Plan of Operations.

5.  The Company’s ability to drill the 18 test holes throughout its claim block under the original Plan of Operations was not factored into its cost of acquisition of the Searchlight Claims.  When the Company first entered into the Option Agreement to acquire the Searchlight Claims, it did so with the anticipation that it would be a number of years before the Company would even be in a position to extract minerals from the property, if at all.  Given that the Company is an exploration company, it understands that the value underlying the claims is not in its ability to extract the minerals in commercially significant amounts within a certain time frame, but in its ability to extract the minerals in commercially significant amounts at all.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

6.  A delay in drilling may have taken place regardless of the BLM’s suspension of the prior owners Plan of Operations.  The BLM has the authority to review and/or temporarily suspend a Plan of Operations at any time and request additional information from the holder of the Plan of Operations. Although the suspension of the prior owners’ Plan of Operations resulted in a delay of the Company’s drilling program,  if the BLM had approved the transfer of the Plan of Operations to the Company, the BLM may have requested additional information from the Company (either prior to or following the transfer) following the determination that the tortoise was an issue on the project area (as described in the recent amendment to the registration statement).  The BLM may have requested that the Company perform an Environmental Assessment (“EA”) or an Environmental Impact Statement (“EIS”) concerning the tortoise and may have temporarily suspended the Plan of Operations until the EA or EIS were complete and accepted by the BLM.

Also, if the Company decides to expand its drilling and exploration activities beyond the original 18 drill holes, the Company will be required either to amend an existing Plan of Operations or file a new Plan of Operations, both of which are subject to BLM review.

7.  It is common in the Company’s industry for the permitting process to take considerable time, and it anticipated that there would be delays in its time frame to extract minerals.  In compiling and reviewing its business plan, the Company has conferred with a number of consultants and experts in the mining industry, who have extensive experience with the BLM.  Based on such conversations, the Company believes that, in addition to the delay being immaterial to its overall business plan, the delay is also typical for the industry, and is only a procedural step which needs to be taken.

As such, the delay afforded by the BLM is not considered to be significant by the Company’s management.  Below, we have provided you with the factual background to support the Company’s assertions above.

Background

The Searchlight Gold Project involves exploration for precious metals on mining claims near Searchlight, Nevada.  The Company has been engaged in an exploration program on its Searchlight Gold Project since 2005.  On April 22, 2005 the prior owners of the interests in the Searchlight Gold Project obtained a BLM approved Plan of Operations, which included permission to drill 18 holes on the 3,200 acre project area and to dig and mine a 36 acre pit on its RR304 claim.

On February 8, 2005, and as amended June 22, 2005, the Company entered into option agreements with the prior owners of the Searchlight Claims.  The option agreements did not include any reference to, nor was any of the purchase price for the claims attributed to the Plan of Operations.  Furthermore, there was no representation in the agreements that the Plan of Operations would be assigned from the prior owners to Searchlight.  However there was a verbal understanding between the parties that the prior owners would cooperate to attempt to transfer their Plan of Operations into the Company’s name, and that in the meantime, the Company would have the ability to proceed with exploration under the Plan of Operations then currently in effect.  In addition, the Company agreed to post the $180,500 bond required by the Plan of Operations.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

On May 23, 2006, consistent with this understanding, the Company requested a change of operator under the Plan of Operations from the prior owners of the Searchlight Claims.  A copy of this letter is enclosed herewith.  On June 6, 2006, the BLM responded with a request for more information and informed the Company that it would examine the status of the operator that was releasing its interest, as well as the Company.  A copy of this letter is enclosed herewith.  The letter states that if the BLM determined that there were no “issues, restrictions or situations which are of concern related to either party,” then the BLM would accept the request for transfer.  Subsequent to receipt of this letter, the Company did not hear anything further from the BLM which would have indicated any obstacle to the transfer, and continued to conduct exploration.  Unbeknown to the Company at the time, the BLM had suspended the prior owners’ Plan of Operations for unrelated reasons on May 12, 2006, but did not directly inform the Company of such suspension.  Despite the fact that Mr. Matheson was a director of the Company at the time of the suspension, he did not advise the rest of the Company’s management about the suspension.  As such, the Company did not learn of the suspension until September 2007.

Determination of the Purchase Price of the Searchlight Gold Project

In June 2005, the Company had decided to proceed with the acquisition of the claims regardless of whether it would be successful in obtaining the transfer of the Plan of Operations, because it believed that even if it could not obtain a transfer of the Plan of Operations, it would be able to appeal a denial of transfer, or apply for a new Plan of Operations.  The purchase price of the Searchlight Gold Project at the date of acquisition, and on the date of each subsequent issuance of shares for the acquisition, was derived from the market value of certain shares issued by the Company under the terms of its option agreements for the mineral claims making up the Searchlight Gold Project.

Under the terms of the option agreements, the Company agreed to issue an aggregate of 5,600,000 shares of its common stock in four equal installments of 1,400,000 shares over a three year period to the claim owners, after which all of the claim owner’s rights and interests in the Searchlight Claims would be assigned to the Company.  During the second quarter of 2008, the Searchlight Claim owners transferred title to the Searchlight Claims to the Company in consideration of its agreement to issue to the claim owners the last installment consisting of 1,400,000 shares of common stock.  The carrying value of the Searchlight Gold Project was not dependent on the timing or the then current existence of the drilling program.

No portion of the purchase price of the Searchlight Claims was ever allocated to the Company’s ability to drill the 18 holes in 2007, or to its ability to exploit a 36 acre pit.  The Company perceived the value of the Searchlight Claims to be in the minerals that the Company believed could be extracted from those claims at some indefinite date in the future.  The BLM process has not resulted in an indication that the minerals are not there, and the process has not inhibited the Company’s ability ultimately to extract the minerals.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Suspension of the Original Plan of Operations

Although the Plan of Operations had been accepted and registered in April 2005 in the name of a former Searchlight Claim owner, which is an affiliate of K. Ian Matheson, one of the Company’s principal stockholders and a former officer and director, it was not until September 2007 that the Company learned that the BLM had issued an “Immediate Suspension of All Activities” notice on May 13, 2006 against Mr. Matheson and certain of his affiliates (Pass Minerals, Inc., Kiminco, Inc. and Pilot Plant Inc., which also were prior Searchlight Claim owners and are the Company’s stockholders) with respect to a dispute solely between the BLM and Mr. Matheson and his affiliates rather than the Company, with respect to a project unrelated to the Searchlight Gold Project.  The order effectively covered all projects tied to Mr. Matheson.  An appeal of the BLM’s order with the Interior Board of Land Appeals on May 15, 2006 affirmed the BLM’s decision, keeping the order in effect.  Thus, the Company was unable to proceed with its drilling program because there was no allowable Plan of Operations in effect for drilling on the Searchlight Claims.

At the time that the Company became aware of the BLM’s suspension of the prior owner’s Plan of Operations, the Company reviewed whether the suspension could impact its ability to commercialize those assets and to generate the cash flow that it had originally anticipated when it acquired those assets.  The Company never has and does not currently believe that the suspension would ultimately impact its ability to commercialize the claims and generate the cash flows.  The suspension did not prohibit the Company from conducting surface sampling by casual use activities on its claims, or proceeding with its off site metallurgical tests, including milling, leaching and extraction tests to optimize recovery of precious metals.

The Company’s Plan of Operations and Removal of Request to Mine the 36-Acre Pit

In September of 2007, upon learning about the suspension notice, the Company contacted the BLM to determine what steps would need to be taken to exempt the Searchlight Gold Project from the suspension, or obtain a new Plan of Operations.

Subsequently, the Company determined that since the conflict surrounding the prior Plan of Operations was between the BLM and Mr. Matheson, it would be in the Company’s best interests to pursue its own Plan of Operations.  Thus, in September 2008, the Company decided that it would only continue to pursue the permit to drill on the project area and forgo the 36-acre pit until a later date since it believed that by excluding the pit from the Plan of Operations, it might speed up the BLM’s approval process for the Plan of Operations.  Even though the 36-acre pit had been part of the Plan of Operations obtained by the prior owners of the Searchlight Claims, the Company did not then, nor does it now believe that digging and mining a 36-acre pit would be required for it to successfully complete its exploration program on the Searchlight Gold Project.  However, please note that at some point the Company may determine that it is necessary to dig a pit for further exploration, depending on the results of its current exploration drilling program.  At that time, the Company will need to file a new or amended Plan of Operations to do so.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

The Company’s application process for its Plan of Operations and recent communications with the BLM is set forth more fully in its recent amendment to the registration statement.

Anticipated Time Frame for the BLM to Review and Approve of the Company’s New Plan of Operations

There is no regulatory time frame for the BLM to review a Plan of Operations.  The Company understands that the average time frame for approval of a plan of operation by the Las Vegas, Nevada branch office of the BLM since January 1, 2000 has been approximately four years and five months.  Although the Company understands that the average time frame of the application process by the Las Vegas branch office of the BLM relating to an environmental assessment in connection with a plan of operations is approximately eleven months, the “threatened species” issue raised by the BLM requires the BLM to consult with the U.S. Fish and Wildlife Service of the Department of Interior, and the BLM has no control over the length of this consultation process in order to develop any necessary environmental mitigation measures.  Further, although the Company is still following through with its appeal regarding the closing of its Notice of Intent, the Company determined that, due to the lengthy time required to have a Plan of Operations approved by the BLM and should the Company be unsuccessful with its appeal, it would be prudent to begin the approval process immediately by filing a new Plan of Operations.

Whether the Company obtains an approved Notice of Intent or Plan of Operations, its work on the project site will be limited to the scope within the Notice of Intent or Plan of Operations.  To perform any additional drilling or mining on the project, the Company would be required to submit a new application to the BLM for approval prior to the commencement of any such additional activities.

Impact of the BLM’s Process on the Company’s Business Plan

Under the facts and circumstances of the suspension of the original Plan of Operations and the application for a new Plan of Operations, there has not been a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.  At this time, the BLM has not given the Company any indication that it will ultimately deny the Company’s request for approval of its Plan of Operations.  The Company believes that the BLM suspension would have only constituted an adverse change in legal factors if it were permanently prevented from extracting and commercializing the minerals on the Searchlight Claims, or if the time required to obtain a new Plan of Operations became prohibitive to the Company’s ability to continue its business plan as a whole.  As stated previously, there is no indication that such is the case, and there is thus no need to test the Searchlight Claims for recoverability pursuant to paragraph 8.c. of SFAS No. 144.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

As discussed above, the Company’s twelve month work program for the Searchlight Gold Project is focused on continuing the testing program with Arrakis, including metallurgical tests, bulk sampling, milling, leaching and extraction tests to optimize recovery of precious metals from samples taken from the project and exploring in more detail the potential capital and operating costs of implementing methods, such as autoclave leaching.  The Company will also focus on its communications with the BLM, its consultants and its attorneys to help it obtain approval of the new Plan of Operations, containing the necessary permits to execute on its desired drilling program.  The initial drilling program, which the Company anticipates will include an 18 hole drill program and chain-of-custody sampling and assaying of drill hole material, is expected to commence shortly after receiving the BLM’s approval of the Plan of Operations.

In sum, the Company does not believe that the delay resulting from the BLM’s suspension of the prior owners’ Plan of Operations is significant, because it believes that it will ultimately be able to commercialize the property, for all the reasons enumerated above.

The Company has revised the disclosure at pages 82-85 of the section entitled “Permitting” accordingly.

Note 7. Stockholders’ Equity, page F-28

28.
We note that on December 29, 2008 you amended the terms of the private placement warrants to extend the expiration date and to decrease the exercise price.  Please revise to disclose how you accounted for these modifications, citing applicable accounting literature.

In response to your comments, the Company has revised Note 7 (Stockholders’ Equity) to the 2005-2007 financial statements and Note 9 (Stock Option Plan and Warrants) to the interim first quarter 2009 financial statements accordingly.

Note 8. Stock Option Plan and Warrants, page F-36

29.
We note from your disclosures that you utilize the Binomial Lattice option pricing model to determine the fair value of your stock options.  Please revise to explain how you determined the assumptions utilized in these models for the expected life.  Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

In response to your comments, the Company has revised Note 8 (Stock Option Plan and Warrants) to the 2005-2007 financial statements and Note 9 (Stock Option Plan and Warrants) to the interim first quarter 2009 financial statements accordingly to explain how the Company determined the assumptions utilized in these models for the expected life.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Item 15. Recent Sales of Unregistered Securities, page II-3

30.	Please reconcile the number of shares issued as director compensation in fiscal 2008 as disclosed in this section and in your Consolidated Statement of Stockholders’ Equity.

In response to your comments, the Company notes that the discrepancy between the disclosure of shares issued as director compensation in fiscal 2008, as disclosed in Section II at page II-6, and in the Company’s Consolidated Statement of Stockholders’ Equity relates to the date of the issuance of 6,428 shares as compensation to non-management directors.  In accordance with the Company’s director compensation plan and as disclosed in the section entitled “Director Compensation” on page 105 of the Registration Statement, the Company issues shares (or options) on a quarterly basis to its non-management directors based on the pricing on the last day of each fiscal quarter, and therefore, the 6,428 shares were deemed issued as of December 31, 2007, although they were physically issued in January 2008.

The Company notes that the 6,428 shares are referenced in the Company’s Consolidated Statement of Stockholders’ Equity in the December 31, 2007 fiscal year as “Common stock subscribed for directors' compensation” (see reference to $18,000 of common stock subscribed), and, thereafter, in 2008, as a portion of “Issuance of common stock for directors' compensation” (see reference to ($18,000) of common stock subscribed).  The Company has referenced these transactions in the footnotes to the Director Compensation table at page 105 of the Registration Statement.

The Company does not believe that it is sufficiently material or necessary to require the revision of the Consolidated Statement of Stockholders’ Equity at December 31, 2007 to account for this discrepancy.  However, since January 1, 2008 and going forward, the Company has reported and intends to report such issuances under the plan as of the last date of each fiscal quarter.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Undertakings, page II-11

31.	To clarify the statements made in your undertakings numbered (4)(i) and 4(iii), please include the clauses that introduce those undertakings in Regulation S-K Item 512(a).

In response to your comments, the Company has revised the statements made in undertakings numbered 4(i) and 4(iii) at page II-12 to clarify the undertakings set forth in Regulation S-K Item 512(a).

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A(T), Controls and Procedures, page 51

32.
We note your response to comment number 35.  In light of the internal control deficiencies, weaknesses and restatements please tell us whether you will continue to conclude that disclosure controls and procedures continue to be effective in your amendment to Form 10-KSB for Fiscal Year Ended December 31, 2007.  We also reference your discussion on page 41 of your Form S-1 filed May 7, 2009 of the weaknesses in disclosures controls and procedures.  If you continue to conclude that disclosure controls and procedures are still effective please provide a basis for your conclusion.

In light of the internal controls deficiencies, weaknesses and restatements, the Company has concluded that its disclosure controls and procedures were not effective as of December 31, 2007 in its amendment to Form 10-KSB for the year ended December 31, 2007.  Please reference pages 69-70 in the Company’s Amendment No. 1 to Form 10-KSB for year ended December 31, 2007, as filed with the Commission on July 7, 2009.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
July 24, 2009

Form 10-K for Fiscal Year Ended December 31, 2008

Item 14, Principal Accountant Fees and Services, page 117

33.	Please tell us what is included in all other fees for fiscal 2008.

For each of the Brown Armstrong and Tingle accounting firm, “all other fees” related to those firms’ work on this Registration Statement.

Miscellaneous Items

One of the Company’s consultants, URS Corporation, which assisted the Company in obtaining a Class II Synthetic Air Quality permit from the Arizona Department of Environmental Quality (see page 74 of the Registration Statement in the section entitled “Permitting”), requested the Company not to specify its name in the Registration Statement.  The Company has complied with that request on the basis that the name of the consultant is not material to the disclosure and that URS Corporation is not one of the named experts in the Registration Statement.

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement;

2.           The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.           The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP

CC:	CARL S. AGER
KRISTIN LOCHHEAD
ALAN MORRIS
IAN R. MCNEIL
MELVIN L. WILLIAMS

SEARCHLIGHT MINERALS

RECEIVED
MAY 25 7 30 AM '06

May 23, 2006

Mr. Mark R. Chatterton
Assistant Field Manager
Non-Renewable Resources
Las Vegas Field Office
U.S. Bureau of Land Management
4701 N. Torrey Pines Drive
Las Vegas, Nevada 89130

RE: CHANGE OF OPERATOR, PLAN OF OPERATIONS N-74973

Dear Mr. Chatterton,

Please be advised that Searchlight Minerals Corp., a Nevada corporation, has replaced Pilot Plant Inc. as operator of Plan of Operations No. N-74973. As you were previously notified on April 26, 2006, the Plan of Operations affects the RIORAGA 304 claim group owned by Bear Dog Mines Inc. Searchlight Minerals Corp. has obtained an option to acquire the claims from Bear Dog Mines Inc., and Searchlight Minerals has deposited Cashier's Check No. 0018070 in the amount of $180,500, dated August 25, 2005 to bond the reclamation obligations set forth in the Plan of Operations.

Please immediately accept pursuant to 42 CFR Section 3809.432(b) this change of operator from Pilot Plant Inc. to Searchlight Minerals Corp. as a minor modification of the Plan of Operations No. N-74973 – RIORAGA 304 effective on September 29, 2005, the date the bond was accepted by the Bureau of Land Management.

The contact person for Searchlight Minerals Corp. will be as follows:

Ian McNeil
2441 West Horizon Ridge Parkway, Suite 120
Las Vegas Nevada 89052
T: 702.939.5248 F: 702.939.5249

Please contact Ian McNeil if you require any additional information.

Sincerely,

Ian McNeil
President, Searchlight Minerals Corp

K. Matheson
President, Pilot Plant Inc

CC: Cindy Dragon – Bureau of Land Management – State Office
Richard Gantt – Nevada Division of Environmental Protection

United States Department of the Interior

BUREAU OF LAND MANAGEMENT
Las Vegas Field Office
4701 North Torrey Pines Drive
Las Vegas, Nevada 89130
http://www.nv.blm.gov

TAKE PRIDE IN AMERICA

In Reply Refer To:
N-74973
3809
(NV-053)

JUN 2006 6/7/06

CERTIFIED MAIL: 7006 0100 0001 6122 7300
Return Receipt Requested

Searchlight Minerals
2441 West Horizon Ridge Parkway, Suite 120
Las Vegas, NV 89052

Pilot Plant, Inc.
2215 Lucerne Circle
Henderson, NV 89014

Dear Messrs Matheson and McNeil:

We are in receipt of your letter dated May 23, 2006 requesting a change of operator for plan of operations, N-74973. Your letter suggests that the BLM should accept this request as a simple modification of a plan of operations as outlined in 43 CFR 3809.432(b). The BLM, however, does not consider this a simple modification.

A change of operator requires BLM action, which in part includes the issuance of a new bond decision. Also as part of the review of the request, we have to examine the status of both the operator that is releasing their interest and the operator intending to receive the proposed transfer. BLM will examine each party to determine if there are any issues, restrictions, or situations which are of concern related to either party. If none are found, then BLM will accept the request when all the requirements of the transfer of interest have been met.

In this instance there is a question related to Mr. Matheson and Pilot Plant, Inc.'s standing with the BLM. Until that issue is resolved, BLM will not accept your request for a transfer of interest.

If you have further questions related to this matter please contact Mark Chatterton at 702-515-5049.

Sincerely,

ACTING FOR

Juan Palma
Field Manager

cc: Atanda Clark, Acting Deputy State Director Minerals, NV-920

Richard Gantt
Nevada Division of Environmental Protection
901 S. Stewart Street, Suite 4001
Carson City, NV 89701-5249

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Searchlight Minerals
2441 W. Horizon Ridge
Parkway, Suite 120
Las Vegas, NV 89052

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) T. Phillips C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

7006 0100 0001 6122 7300 M. Chatterton

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

United States Department of the Interior

BUREAU OF LAND MANAGEMENT
Las Vegas Field Office
4701 N. Torrey Pines Drive
Las Vegas, Nevada 89130
http://www.blm.gov/nv/st/en.html

APR 16 2009

In Reply Refer To:
N-87330
3809 (NV-053)

CERTIFIED MAIL NO. 7008 1140 0003 4909 0101 RETURN RECEIPT REQUESTED

Searchlight Minerals Corporation
Attn: Carl Ager
2441 W. Horizon Ridge Parkway, #120
Henderson, Nevada 89052

Dear Mr. Ager,

On March 23, 2009 the Las Vegas Field Office (LVFO) received your Plan of Operation (POO) notice to conduct drilling on lands administered by the Bureau of Land Management (BLM) south of Searchlight, Nevada in M.D.M., T. 29 S., R. 63 E., sections 1, 12, 13, 24 and 25 and M.D.M., T. 29 S., R. 64 E., sections 19 and 30. The POO has been serialized as N-87330, please reference this case number in future contacts. The LVFO is reviewing your submission and identified the following errors and issues which need to be resolved.

1. The POO states in several places that there will be no storage of petroleum based products, lubricants or greases on the property but on page 7 there is a contradiction with substantial fuel and lubricant being stored on the drilling rig. Please clarify this issue.
2. Under "Preventive Maintenance" in Appendix D, what materials need to be stored onsite as this is not mentioned within the POO?
3. On page 11, a seed list is provided. Is there an associated seed mix cost estimate and which corporation provided the estimate?
4. The POO states that topsoil is going to be stockpiled and the cacti and yucca at each drill site are to be salvaged. This is not fully addressed within POO or the SRCE calculation. Where will the stockpile(s) be located? How much land is needed?
5. Figure 4 is stated in the POO yet there is no figure 4 in Appendix A and figure 3 is not even mentioned.
6. The site monitoring sheet is not included with the SRCE calculation.

2

7. In figure 2 there are two numbering systems, one is numerical and the other is alphabetical. Why is there a difference in the drill site numbering? Does one set have a priority over another?
8. The pre-inspection of the project area documented that one drilling locations visited was not marked and could not be found. Please provide the UTM coordinates for each drill location so they could be located in the field.

One clerical correction was identified, under Appendix D, page 2 the BLM contact information listed is an administrative fax number. The appropriate telephone number to use is (702) 515-5000.

These account for the critical issues that need to be addressed so this plan can be fully reviewed. The aforementioned information must be submitted to this office within 30 days of receipt of this letter, after receiving your response a follow up review will be completed. If no additional questions arise we will begin the NEPA review process in the office. Should you have any questions on this subject matter, please contact George Varhalmi, Geologist, at (702) 515-5083.

Sincerely,

Mark R. Chatterton
Associate Field Manager
Non-renewable Resources

Cc: Enviroscientists, Inc.
Attn: Jeanne Smithson
4600 Kietzke Land, Suite C129
Reno, Nevada 89502

Nevada Division of Environmental Protection
Bureau of Mining Regulation and Reclamation
Attn: Richard Gantt
901 South Stewart Street, Suite 400
Carson City, NV 89701-5249

Enviroscientists, Inc.
4600 Kietzke Lane, Suite C129
Reno, Nevada 89502
Phone: (775) 826-8822 Fax (775) 826-8857
www.enviroincus.com

Office Locations:

Reno, Nevada
Elko, Nevada

May 12, 2009

via Certified Mail

Mr. Mark R. Chatterton
Bureau of Land Management
Las Vegas Field Office
4701 N. Torrey Pines Drive
Las Vegas, Nevada 89130

Re: Searchlight Minerals Corporation; Searchlight Exploration Project; Response to Bureau of Land Management Letter of April 16, 2009, Plan of Operations N-87330

Dear Mr. Chatterton:

Searchlight Minerals Corporation (SMC) received a certified letter from the Bureau of Land Management, Las Vegas Field Office (BLM) dated April 16, 2009 (Letter), concerning SMC's March 23, 2009, submittal of the Searchlight Exploration Project (Project) Plan of Operations (Plan). Enviroscientists, Inc. (Enviroscientists), as consultants to SMC, has prepared this letter to address each of BLM's comments. Revised pages of the Plan, Figure 2, and UTM coordinates are attached.

Comment 1: *The POO states in several places that there will be no storage of petroleum based products, lubricants or grease on the property but on page 7 there is a contradiction with substantial fuel and lubricant being stored on the drilling rig. Please clarify this issue.*

Response 1: The text has been revised to reflect the comment.

Comment 2: *Under "Preventive Maintenance" in Appendix D, what materials need to be stored onsite as this is not mentioned with the POO?*

Response 2: The text has been revised to reflect the comment.

Comment 3: *On page 11, a seed mix is provided. Is there an associated seed mix cost estimate and which corporation provided the estimate?.*

Response 3: The text has been revised.

Environment • Resources • Management
Striking the Bala2063W.Response to BLM Comments April 16 comments.wpd

Mark R. Chatterton
May 12, 2009
Page 2

Comment 4: *The POO states that topsoil is going to be stockpiled and the cacti and yucca at each drill site are to be salvaged. This is not fully addressed within the POO or the SRCE calculation. Where will the stockpile(s) be located? How much land is needed?*

Response 4: Topsoil would be salvaged and stockpiled at each proposed drill site (20 feet by 75 feet); therefore, there would be no new land or disturbance required.

Comment 5: *Figure 4 is stated in the POO yet there is no figure 4 in Appendix A and figure 3 is not even mentioned.*

Response 5: Text has been revised to show Figure 2 not Figure 4.

Comment 6: *The site monitoring sheet is not included with the SRCE calculation.*

Response 6: SMC has attached the site monitoring sheet.

Comment 7: *In figure 2 there are two numbering systems, one is numerical and the other is alphabetical. Why is there a difference in the drill site numbering? Does one set have a priority over another?.*

Response 7: SMC has changed the numbering system of the drill sites as shown on Figure 2.

Comment 8: *The pre-inspection of the project area documented that one drilling locations visited was not marked and could not be found. Please provide the UTM coordinates for each drill location so they could be located in the field.*

Response 8: The UTM coordinates for each drill location are attached.

Should you have any questions or require additional information, please do not hesitate to call our office at (775) 826-8822.

Sincerely,

Enviroscientists, Inc.

Jeanne Smithson
Environmental Specialist

JS:ns

Enclosures

cc: Mr. Carl Ager, Searchlight Minerals Corporation, Henderson, Nevada (w/enclosures)

2053W.Response to BLM Comments April 16 comments.wpd

United States Department of the Interior

BUREAU OF LAND MANAGEMENT
Las Vegas Field Office
4701 N. Torrey Pines Drive
Las Vegas, Nevada 89130
http://www.blm.gov/nv/st/en.html

In Reply Refer To:
N-87330
3809 (NV-053)

JUN 03 2009

CERTIFIED MAIL NO. 7008 1140 0003 4909 0422 RETURN RECEIPT REQUESTED

Searchlight Minerals Corporation
Attn: Carl Ager
2441 W. Horizon Ridge Parkway, #120
Henderson, Nevada 89052

Dear Mr. Ager,

On May 14, 2009 the Las Vegas Field Office (LVFO) received your response to our request for additional information for your Plan of Operation (POO) to conduct drilling on lands administered by the Bureau of Land Management (BLM) south of Searchlight, Nevada. The POO was serialized as N-87330, please continue to reference this case number in future contacts. The LVFO has reviewed your submission of the requested information. Due to the number of issues throughout the original POO, this office made copies of the original POO and the new information merging the two into a new revised POO, a copy of this revised POO is enclosed for your records. After reviewing the revised POO, additional questions need to be resolved.

1. There is still a contradiction with the location of fuels and lubricants as to being located onsite or transported in on a utility maintenance vehicle, on page 16.
2. The POO states that there will be 3 sites that will be new disturbances accessed by new road construction. Figure 2 shows 16 of the 18 drilling locations as being on pre-existing roads. One additional drill location (#4) is on an existing 4WD road. This leaves 1 drilling location (#6) as in new undisturbed lands. Is this correct?
    a. Additionally, which drill sites will be new disturbances?
3. The POO also states that there will be approximately 1,000 feet of linear road construction, yet Figure 2 shows nearly 1,500 feet.

2

4. When reviewing the newly submitted monitoring section portion of the SRCE calculation, the two calculations, within the monitoring section and the cost summary, do not correspond to each other.
5. There is no mention of a material storage area onsite within the POO, it is mentioned with the spill prevention plan.

Based on your May 14th submission, your plan is greatly improved. By correcting these remaining concerns it should be complete and the BLM can proceed with National Environmental Policy Act (NEPA) review of the proposed action. Please submit the above requested information within 30 days of receiving this letter. If no additional concerns arise during our final review of your proposed POO we will automatically initiate NEPA. If you have question about this request or the process please contact George Varhalmi, Geologist, at (702) 515-5083.

Sincerely,

Mark R. Chatterton
Associate Field Manager
Non-renewable Resources

Encl.(1): Revised Plan of Operations

Cc: Enviroscientists, Inc.
Attn: Jeanne Smithson
4600 Kietzke Land, Suite C129
Reno, Nevada 89502

Nevada Division of Environmental Protection
Bureau of Mining Regulation and Reclamation
Attn: Richard Gantt
901 South Stewart Street, Suite 400
Carson City, NV 89701-5249

TELESTO
NEVADA • INC

July 2, 2009

Mr. Mark Chatterton
Associate Field Manager
Non-Renewable Resources
Las Vegas Field Office – BLM
4701 N. Torrey Pines Road
Las Vegas, Nevada 89130

Re: N-87330 3809 (NV-053) Plan of Operations – Searchlight Minerals Corporation

Dear Mr. Chatterton:

Our responses to your comments of June 3, 2009 requesting changes to our Plan of Operation are listed below, beginning first with your comment in italics and our response following. Due to the size of the file we are not able to send it to you electronically so the actual Revised Plan of Operations is being sent under separate cover:

1. There is still a contradiction with the location of fuels and lubricants as to being located onsite or being transported in on a utility maintenance vehicle, on page 16.

The POO has been modified on page 16 to reflect the transport of fuels on a utility maintenance vehicle but noting that small amounts of fuel and lubricant will be present on the drill rig and support vehicles for immediate consumptive use.

2. The POO states that there will be 3 sites that will be new disturbances accessed by new road construction. Figure 2 shows 16 of the 18 drilling locations as being on pre-existing roads. One additional drill location (#4) is on an existing 4WD road. Is this correct?
a. Additionally, which drill sites will be new disturbances?

Figure 2 is correct; 16 of the 18 drill sites are on existing secondary roads and one site, #4, is on an existing 4WD road. Only one hole, #6, will be drilled in a previously undisturbed area thus constituting a single new disturbance. The POO text has been modified to reflect these changes.

3. The POO also states that there will be approximately 1,000 feet of linear road construction, yet Figure 2 shows nearly 1,500 feet.

The POO and the SRCE have been modified to match the map.

4. When reviewing the newly submitted monitoring section portion of the SRCE calculation, the two calculations, within the monitoring section and the cost summary, do not correspond to each other.

The SRCE has been updated and the two sections now correspond to each other.

Colorado Office (Corporate)
2950 East Harmony Road, Suite 200
Fort Collins, CO 80528
970-484-7704 / 970-484-7789 (FAX)

Telesto Nevada, Inc
5490 Longley Lane
Reno, Nevada 89511
775-853-7776 / 775-853-9191(FAX)

TELESTO
NEVADA INC

5. There is no mention of a material storage area onsite within the POO, it is mentioned with the spill prevention plan.

There is no material storage area onsite. The discussion in the spill prevention plan has been modified accordingly.

In version 2 of the SPP, on page 2, Spill Contingency Plan, replace first paragraph with the following language:

"Materials and equipment necessary for spill cleanup will be kept on support vehicles. Equipment and materials will include but not be limited to shovels, gloves, goggles, sorbent materials and trash containers for this specific purpose."

If you have any questions regarding these responses please do not hesitate to contact me.

Sincerely,

Jonathan M. Brown

Jonathan M. Brown CPG, MBA
Manager, Environmental & Permitting

Colorado Office (Corporate)
2950 East Harmony Road, Suite 200
Fort Collins, CO 80528
970-484-7704 / 970-484-7789 (FAX)

Telesto Nevada, Inc
5490 Longley Lane
Reno, Nevada 89511
775-853-7776 / 775-853-9191(FAX)

Harry B. Crockett			
Transaction Date	Acquisition/Disposition and Number of Shares	Consideration ($ per share)	Date of Filing of Corrected Form
3/31/08	2,670 (A)	0	5/19/08 – Form 4
6/30/08	4,326 (A)	0	10/6/08 – Form 4
9/30/08	5,142 (A)	0	10/6/08 – Form 4
12/31/08	3,673 (A)	0	3/13/09 – Form 4

<u>Most current information on holdings in Section 16 reports</u> — Harry B. Crockett – Common Stock
Form 4 (7/6/09)

Robert D. McDougal			
Transaction Date	Acquisition/Disposition and Number of Shares	Consideration ($ per share)	Date of Filing of Corrected Form
3/31/08	2,670 (A)	0	5/19/08 – Form 4
6/30/08	4,326 (A)	0	10/6/08 – Form 4
9/30/08	5,142 (A)	0	10/6/08 – Form 4
12/31/08	3,673 (A)	0	1/30/09 – Form 4

<u>Most current information on holdings in Section 16 reports</u> – Robert D. McDougal
Form 4 (7/2/09) – Common Stock and Derivative Securities

Martin B. Oring			
Transaction Date	**Acquisition/Disposition and Number of Shares**	**Consideration ($ per share)**	**Date of Filing of Corrected Form**
10/6/08	200,000 (A)	0	1/8/09 – Form 4
12/31/08	7,347 (A)	0	2/3/09 – Form 4

<u>Most current information on holdings in Section 16 reports</u> – Martin B. Oring
Form 4 (7/7/09) –Common Stock and Derivative Securities

Nanominerals Corp.			
Transaction Date	**Acquisition/Disposition and Number of Shares**	**Consideration ($ per share)**	**Date of Filing of Corrected Form**
1/17/06	16,000,000 (A)	0.0003	4/3/09 – Form 4
1/17/06	8,000,000 (D)	0.0006	4/3/09 – Form 4
1/31/06	2,000,000 (D)	0.0006	4/3/09 – Form 4
10/24/05 (Event Date)	N/A	N/A	4/14/08 – Form 3
10/24/05 (Event Date)	N/A	N/A	4/3/09 – Form 3/A

<u>Most current information on holdings in Section 16 reports</u> – Nanominerals Corp. – Common Stock
Form 4 (4/3/09)

K. Ian Matheson			
Transaction Date	**Acquisition/Disposition and Number of Shares**	**Consideration ($ per share)**	**Date of Filing of Corrected Form**
1/31/08	2,000 (D)	2.415	2/5/08 – Form 4
2/15/08	5,000 (D)	2.50	2/22/08 – Form 4
2/20/08	20,000 (D)	2.499	2/26/08 – Form 4
2/20/08	10,000 (D)	2.4249	2/26/08 – Form 4
2/20/08	10,000 (D)	2.4999	2/26/08 – Form 4
2/20/08	10,000 (D)	2.4564	2/26/08 – Form 4
2/26/08	42,000 (D)	3.0676	3/3/08 – Form 4
3/27/08	10,000 (D)	3.3699	4/4/08 – Form 4
3/28/08	10,000 (D)	3.361	4/4/08 – Form 4
4/3/08	10,000 (D)	3.07	4/15/08 – Form 4
5/16/08	5,000 (D)	2.759	5/23/08 – Form 4
5/19/08	5,000 (D)	2.902	5/22/08 – Form 4
5/19/08	5,000 (D)	2.85	5/23/08 – Form 4
5/20/08	5,000 (D)	2.7879	5/23/08 – Form 4
7/1/08	5,000 (D)	1.98	7/8/08 – Form 4

Most current information on holdings in Section 16 reports – K. Ian Matheson – Common Stock and Derivative Securities
Form 4 (5/22/09) (Note that Mr. Matheson no longer is a 10% or greater stockholder)

INFORMATION ON OTHER SECTION 16 REPORTING PERSONS

Most current information on holdings in Section 16 reports

1. **Carl S. Ager**

   Form 3 (8/4/05) – Common Stock (reflects holdings pre stock split on 2-1 basis on 8/30/05 – Rule 16a-9)
   Form 4 (2/22/07) – Derivative Securities

2. **Ian R. McNeil**

   Form 3 (8/4/05) – Common Stock (reflects holdings pre stock split on 2-1 basis on 8/30/05 – Rule 16a-9)
   Form 4 (2/22/07) – Derivative Securities

3. **Melvin L. Williams**

   Form 4/A (5/2/07) – Common Stock
   Form 4 (2/22/07) – Derivative Securities